FORM 15

                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                                 FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


                      Commission File Number   0-22937
                                             ------------
                            NSS Bancorp, Inc.
--------------------------------------------------------------------------------
          (Exact Name of registrant as specified in its charter)

          c/o Summit Bancorp., 301 Carnegie Center, P.O. Box 2066,
                Princeton, NJ 08543-2066; (609) 987-3442
--------------------------------------------------------------------------------
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

            Common Stock, $.01 par value, of NSS Bancorp, Inc.
--------------------------------------------------------------------------------
         (Title of each class of securities covered by this Form)

--------------------------------------------------------------------------------
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)    [X]            Rule 12h-3(b)(1)(ii)     [ ]
            Rule 12g-4(a)(1)(ii)   [ ]            Rule 12h-3(b)(2)(i)      [ ]
            Rule 12g-4(a)(2)(i)    [ ]            Rule 12h-3(b)(2)(ii)     [ ]
            Rule 12g-4(a)(2)(ii)   [ ]
            Rule 12h-3(b)(1)(i)    [ ]            Rule 15d-6               [ ]

Approximate number of holders of record as of the certification or notice date:

          Zero (0)
      --------------

     Pursuant to the requirements of the Securities Exchange Act of 1934, NSS Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: November 23, 1998    BY:  /s/  Dennis A.  Williams
      -----------------        -------------------------
                          Senior Vice President and Group Counsel,
                          Summit Bancorp., successor through merger to NSS Bancorp, Inc.


Instruction:   This form is required by Rules 12g-4 12h-3 and 15d-6 of the
General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.



November 30, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004


               Re:  Form 15 for NSS Bancorp, Inc.  (SEC File No.  0-22937)


Dear Sir or Madam:

NSS Bancorp, Inc. ("NSS") (Commission File No. 0-22937) ceased to exist pursuant to a merger into Summit Bancorp. at 12:01 a.m. on November 21, 1998. Being filed herewith on behalf of NSS is a Form 15.

Further information about this filing, if needed, can be obtained by calling me at 609-987-3438.

Very truly yours,

/s/Dennis A. Williams

Dennis A. Williams
Senior Vice President & Group Counsel